BEATBOX

Invest in the Top Selling Ready to Drink Cocktail Brand in the U.S.

PITCH VIDEO   INVESTOR PANEL



BEATBOX

beatboxbeverages.com   Austin TX

Alcohol   Retail   Lifestyle   Female Founder   Wine

Highlights

1. 🔥 Top Selling Ready to Drink Cocktail, #1 Fastest Selling Single Serve Wine
2. 🚀 $18M in revenue in 2021. Up 160% from 2020 & 350% growth from 2019
3. 💸 $1M investment from Mark Cuban on Shark Tank
4. 🏧 Selling in 23,000+ stores in the U.S. - Walmart, Kroger, 7-Eleven, & many more
5. 📈 Massive social media growth, outpacing Truly, Twisted Tea, Four Loko, & more
6. 💥 BeatBox Influencer Network has a total reach of over 100+ Million people

6. 💥 BeatBox Influencer Network has a total reach of over 100+ Million people

7. 💰 Profitable in 2021 with industry leading +60% gross margins
8. 🏆 World-class leadership team from Anheuser-Busch, MillerCoors, & Red Bull

Our Team



Brad Schultz Co-Founder & CMO

.



Aimy Steadman

Co-Founder and COO at Future/Proof Brands - BeatBox Beverages, Co-Founder and Board President at Naturally Austin

---

9 Reasons to Invest in BeatBox

Reason #1 - BeatBox continues to outperform our competition in the Ready To Drink (RTD) cocktail & single serve wine categories. RTD's are currently the fastest growing category in alcohol and BeatBox is at the forefront with unprecedented growth.


There is a Ready-to-Drink (RTD) Cocktail Boom in the Market
TRULY
WILD BERRY
LIME-A-RITA
BEATBOX
peach punch
HIGH NOON
VODKA & SODA
WATERMELON
FOUR LOKO
MONACO


BeatBox is #1 Fastest Selling
#1
BEATBOX
Single Serve Wine in U.S.
Nielsen
Source: #1 Fastest Selling Wine Brand by Rate of Sale, per Nielsen Total US xAOC + Liquor + Convenience L52wks


BeatBox is an award winning company


BREWBOUND
2021 AWARDS
RISING STARS

Reason #2 - We've more than doubled our revenue every year for the past three years. In 2021 we grew our revenue by over 160% to ~$18 million. In 2022 we are projecting $38 million in revenue, with a clear path to $100 million by 2024.


BEATBOX
BEVERAGES
2021
A Year of Explosive Growth
$ gross revenue
# of stores selling
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
2019
2020
2021

Reason #3 - Mark Cuban invested $1 Million in BeatBox on Shark Tank. Invest alongside other famous investors, celebrities, & musicians; from TV personalities like Rob Dyrdek (MTV) to international musicians like Louis the Child, Party Favor, G.T.A. and many more.


SHARK TANK
$1 MILLION INVESTMENT FROM MARK CUBAN


BEATBOX BEVERAGES // SHARK TANK
Watch later
Share
BEATBOX
BEVERAGES
BEATBOX
BEVERAGES


Watch on YouTube

BEATBOX INVESTORS INCLUDE CELEBRITIES & WORLD FAMOUS MUSICIANS



Mark Cuban
Investor, Shark Tank



Rob Dyrdek
TV personality



Louis the Child
World famous DJ



Party Favor
EDM DJ & Producer

Reason #4 - We grew our retail distribution by +102% in 2021. BeatBox sells in over 23,000+ stores across the United States. In 2022 we plan to double our distribution for the third year in a row thanks to our amazing sales team & wholesale partners.

23,000+ Stores selling BeatBox


BEATBOX
BEATBOX
BEATBOX
BEATBOX
BEATBOX
BEATBOX
BEATBOX



Reason #5 - Our brand awareness is at an all time high! In 2021 we experienced massive growth on social media, outpacing Truly Hard Seltzer, Twisted Tea, Four Loko, High Noon, BuzzBallz, June Shine, & many more. This year we have even bigger plans to further accelerate our brand awareness online.


beatboxbeverages
Followers:
128,021
2021 Impressions:
32,023,684

BeatBox is a Viral Marketing Machine


Cross-Channel Social Media Engagement
01/01/2021 - 01/01/2022
Bud Light 2.82M -4.4%
Natural Light 1.74M +29.6%
BeatBox 1.11M +2,810%
Twisted Tea 725K 155%
Lover Boy 694K 117%
Four Loko 507K -71.2%
Truly Hard Seltzer 481K 86.6%


June Shine 422K 3.7%
High Noon 113K 11.2%
BuzzBallz 31 K 53.6%

Reason #6 - Our BeatBox Influencer Network has massive reach of over 100+ million people. We've partnered with some of the biggest names on TikTok & Instagram to rapidly accelerate BeatBox's brand awareness.


Doggface
10+ Million Followers
Party Shirt
21+ Million Followers
Lance Stewart
32+ Million Followers
Violet Benson
6.5+ Million Followers
Drex Lee
5+ Million Followers
Too Turnt Tony
13+ Million Followers
Doing Things Media
65+ Million Followers
Meredith Masony
4+ Million Followers


TikTok
PARTY SHIRT
TOTAL FOLLOWING: 22M

Reason #7 - BeatBox achieved profitability in 2021 thanks in large part to our explosive growth this past year and industry leading +60% gross margins. With our current model we can efficiently scale up as our product demand grows.

BEATBOX HAS INDUSTRY LEADING +60% GROSS MARGINS


BeatBox is profitable because of explosive


growth &
industry
leading
product
margins.

Reason #8 - We have a world-class team from Anheuser-Busch, MillerCoors, Founders Brewing, Red Bull, Guinness, Tito's, Deep Eddy, & Juul Labs. In 2021 we doubled our team and this year we plan to double our team yet again.

World-Class Leadership Team

MOLSON Coors
MillerCoors
Anheuser-Busch
Tito's Handmade Vodka
GUINNESS
JUUL LABS
Red Bull Energy Drink
Deep Eddy Vodka
Founders Brewing


BeatBox is 50% Female Led

Reason #9 - BEATBOX TASTES AMAZING & our consumers can't get enough of it! Available in 11.1% ABV Party Punch & 6% Zero Sugar. 7 delicious flavors! BeatBox truly is the World's Tastiest Party Punch!


11.1% PARTY PUNCH
LOW SUGAR
LOW CALORIES
NON-CARBONATED
RECYCLABLE
RESEALABLE
GLUTEN FREE


NEW
6% ZERO SUGAR



What Does BeatBox Taste Like?


fresh watermelon
TASTES LIKE:
SOUR PATCH WATERMELON
PINK LEMONADE
TASTES LIKE:
COUNTRYTIME LEMONADE
peach punch
TASTES LIKE:
GUMMY PEACH RINGS
TROPICAL PUNCH
TASTES LIKE:
TROPICAL REDBULL
BLUE RAZZBERRY
TASTES LIKE:
BLUE JOLLY RANCHERS
FRUIT PUNCH
TASTES LIKE:
RED HAWAIIAN PUNCH


Is this a "seltzer"?????!
No bloat
No bubbles
11.1%

Why is BeatBox Winning at Retail?

BeatBox is Mainstream

TMZ Forbes SHARK TANK

BeatBox received the second largest investment in Shark Tank's history; $1 Million from Mark Cuban. BeatBox has been featured in Forbes, TMZ, AdWeek, Business Insider, Thrillist, Complex, Brewbound, Beer Business Daily, & hundreds of other mainstream media publications.

BeatBox is a Digital & Social Media Marketing Machine


PARTY PUNCH
HARD PUNCH
ZERO SUGAR

BeatBox is one of the fastest growing social media brands in the alcohol industry. With 128K+ followers across our social media channels we generate over +32 Million Impressions annually. We also received over 600,000+ Store Locator searches & 1.2 Million Unique Web Visitors in 2021.

Our Community of 21+ Gen Z & Millennials


BEATBOX
BEVERAGES
BEATBOX
BEVERAGES

BeatBox reaches millions of 21+ Gen Z & Millennials at festivals & events across the United States every year. This year we are stepping up our brand awareness by sponsoring over 100+ Festivals & music events throughout the U.S.

BeatBox Reaches Millions of Fans at Music Festivals


BEATBOX
peach punch
Rolling Loud
LOST LANDS
imagine
edc ORLANDO
NOCTURNAL WONDERLAND
SECOND SKY
blended festival
COUNTDOWN
edc LAS VEGAS

BeatBox Has Eye Catching Packaging & Displays


BEATBOX
11.1% ALCOHOL
SEEN ON SHARK TANK
GLUTEN FREE
PARTY PUNCH
WORLD'S TASTIEST PARTY PUNCH
CRANBERRY DREAMS

BeatBox has eye-catching best-in-class packaging & Point of Sale displays. Our product's look, feel, & TASTE resonates with 21+ Gen Z, Millennials, Party Parents, & many more demographics!

Our Mission: Be the Most Eco-Friendly Alcohol Brand



BeatBox is eco-friendly, sustainable, & socially responsible.

CERTIFIED PLASTIC NEUTRAL PRODUCT

Pending B Corporation

REDUCE YOUR CARBON FOOTPRINT



Next generation drinks want more from the brands they consume. They want these brands to be more socially responsible. BeatBox has been on a mission since day 1 to be the most eco-friendly, sustainable, & socially responsible alcohol brand in the industry.

Investor Perks, aka Even More of a Reason to Invest in BeatBox

LEVEL 1 $250

- 1 Exclusive BeatBox Phone Holder
- 1 Exclusive BeatBox Sticker Pack
- 1 BeatBox Ownership Certificate

LEVEL 2 $500

- 1 Exclusive BeatBox Phone Holder
- 1 Exclusive BeatBox Sticker Pack
- 1 Exclusive BeatBox Merch Item
- 10% off BeatBox Merch for 1 Year
- 1 "Owner's Club" Lifetime Certificate

LEVEL 3 $1,000

- 2 Exclusive BeatBox Phone Holders
- 2 Exclusive BeatBox Sticker Packs
- 2 Exclusive BeatBox Merch Items
- 1 Exclusive BeatBox Flag
- 15% off BeatBox Merch for 1 Year
- 1 "Owner's Club" Lifetime Certificate

LEVEL 4 $2,500

- 1 Collectible BeatBox NFT
- 3 Exclusive BeatBox Phone Holders
- 3 Exclusive BeatBox Sticker Packs
- 3 Exclusive BeatBox Merch Items
- 2 Exclusive BeatBox Flags
- 20% off BeatBox Merch for 1 Year
- 1 "Owner's Club" Lifetime Certificate

LEVEL 5 $5,000

- 1 Collectible BeatBox NFT
- $100 BeatBox Store Credit
- 3 Exclusive BeatBox Phone Holders
- 3 Exclusive BeatBox Sticker Packs
- 3 Exclusive BeatBox Merch Items
- 2 Exclusive BeatBox Flags
- 20% off BeatBox Merch for 1 Year
- 1 "Owner's Club" Lifetime Certificate

LEVEL 6 $10,000

- 2 Collectible BeatBox NFT
- $200 BeatBox Store Credit
- 3 Exclusive BeatBox Phone Holders
- 3 Exclusive BeatBox Sticker Packs
- 3 Exclusive BeatBox Merch Items
- 2 Exclusive BeatBox Flags
- 25% off BeatBox Merch for 1 Year
- 1 "Owner's Club" Lifetime Certificate
- Join BeatBox's Innovation Panel & help develop the next BeatBox flavor! You will have the chance to work closely with our Innovation team & also sample the new flavor multiple times before it hits shelves nationwide!

LEVEL 7 $25,000

- 3 Collectible BeatBox NFT
- $300 BeatBox Store Credit
- 3 Exclusive BeatBox Phone Holders
- 3 Exclusive BeatBox Sticker Packs
- 3 Exclusive BeatBox Merch Items
- 2 Exclusive BeatBox Flags
- 25% off BeatBox Merch for 1 Year
- 1 "Owner's Club" Lifetime Certificate
- Join BeatBox's Innovation Panel
- 2 VIP Tickets to any BeatBox sponsored festival in 2022

LEVEL 8 $50,000

- 1 Collectible BeatBox NFT
- $400 BeatBox Store Credit
- 3 Exclusive BeatBox Phone Holders
- 3 Exclusive BeatBox Sticker Packs
- 3 Exclusive BeatBox Merch Items
- 2 Exclusive BeatBox Flags
- 25% off BeatBox Merch for 1 Year
- 1 "Owner's Club" Lifetime Certificate
- Join BeatBox Innovation Panel
- 2 VIP Tickets + Airfare to any BeatBox sponsored festival in 2022

LEVEL 9 $100,000

- 3 Collectible BeatBox NFT
- $500 BeatBox Store Credit
- 3 Exclusive BeatBox Phone Holders
- 3 Exclusive BeatBox Sticker Packs
- 3 Exclusive BeatBox Merch Items
- Trip to Austin, TX to meet our Team!
- 2 Exclusive BeatBox Flags
- 25% off BeatBox Merch for 1 Year
- 1 "Owner's Club" Lifetime Certificate
- Join BeatBox's Innovation Panel
- 4 VIP Tickets + Airfare + hotel to any BeatBox sponsored festival in 2022



Phone Holder


BEATBOX
BEVERAGES

Exclusive Merch


BEATBOX
WORLD'S TASTIEST PARTY PUNCH!
ALCOHOL YOU LATER!
BEATBOX

Sticker Pack


Name Surname

Lifetime Owner's Certificate


BEATBOX
BEVERAGES

3'x 5' Flag


NEW FLAVOR


TICKET



Join our Innovation Panel & help us create our newest flavor!



VIP Festival Experiences


WORLD'S TASTIEST PARTY PUNCH
BEATBOX

Collectible NFTs


GREETINGS FROM
AUSTIN
Capitol
OF TEXAS

Trip to Austin to meet the BeatBox Team!

Need More Convincing?! BeatBox Has Big Plans in 2022 & Beyond!

6% Zero Sugar BeatBox is Going Nationwide!


NEW
6% ZERO SUGAR

Our consumers asked and we listened! This year we're launching our new 6% Zero Sugar line Nationwide in the U.S. Our Zero Sugar line has the same great flavor as our 11.1% Party Punch, but with lower alcohol by volume, less calories, less carbs, and less guilt! Compared to a Hard Seltzer our 6% ABV is the obvious choice.


HARD SELTZER
vs.
BEATBOX ZERO SUGAR
5% alc./vol.
1g Sugar
100 calories
3g carbs
6% alc./vol.
Zero Sugar
90 calories
1g carbs
SELTZER
LIME
ZERO SUGAR
BEATBOX


5% ALC./VOL
*based on amount per serving


CRANBERRY
DREAMS

We're Launching 6-Pack Party Boxes Across the U.S.


BEATBOX
BEATBOX ZERO SUGAR

11.1% ABV
PARTY PUNCH

6% ABV
ZERO SUGAR

This year we are launching brand new 6-Pack Party Boxes in our classic 11.1% ABV Party Punch & in our new 6% ABV Zero Sugar. Both 6-Pack Party Boxes will be available at retail stores nationwide!

NEW Juicy Mango is Hitting Shelves Nationwide in March!


11.1% ALCOHOL BY VOLUME
BEATBOX
JUICY MANGO

Meet Juicy Mango, our latest flavor innovation at BeatBox! Juicy Mango is inspired by the most popular fruit in the world. This new flavor delivers a fresh burst of flavor. Available in both 11.1% ABV & 6% ABV Zero Sugar!

BeatBox is Expanding into Bars, Restaurants, & Music Venues!


BEATBOX
BEATBOX
BEATBOX



There is a HUGE opportunity for BeatBox to expand into Bars, Restaurants, & Music Venues nationwide. BeatBox currently sells in only 500 of the 240K on-premise accounts in the U.S. BeatBox can be sold as-is, mixed with champagne for brunch, used as a "floater" on liquor, as a BeatBox Fish Bowl, or served as a Slushee.

BeatBox Has Strong International Demand


BeatBox is laying the groundwork to test in international markets starting in 2022 & 2023
CANADA
EUROPE
MEXICO

Just like music that connects us all globally, BeatBox is positioned to be a global brand! We have strong international demand & a uniquely efficient and scalable production model that allows us to launch our brand in countries throughout the world.